

June 20, 2014

Rosemarie A. Thurston, Esq.
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, GA 30309-3424

Re: BDCA Senior Capital, Inc. — Draft Registration Statement on Form N-2

Dear Ms. Thurston:

On May 23, 2014, you submitted on Form N-2, for confidential non-public review pursuant to the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), a draft registration statement for common shares of BDCA Senior Capital, Inc. (the "Fund"), a business development company ("BDC"). Please note that, pursuant to the JOBS Act, not later than 21 days before the date on which the Fund conducts a road show or, if the Fund does not conduct a road show, not later than 21 days before the anticipated date of effectiveness of the registration statement, the initial confidential submission and all amendments thereto shall be publicly filed with the Commission.

We have reviewed the registration statement, and have provided our comments below. For convenience, we have generally organized our comments using headings, defined terms and page numbers found in the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Cover Page

1.   The fourth paragraph on this page states that "[w]e ***will not*** sell our shares at a public offering price where our NAV exceeds 90.0% of the public offering price." (Emphasis added.) In order to clarify this statement, please state this information in positive form.

2.   The fifth bullet after the fifth paragraph states, in part, "We have implemented a share repurchase program, but only a limited number of shares are eligible for repurchase by us." In fact, a share repurchase program has not yet been implemented. Disclosure on page 9 states that the Fund intends to offer to repurchase shares beginning 12 months after meeting the minimum offering requirement, while disclosure on page 20 states that the Fund may take up to 1 year from the effective date to raise the minimum of $2 million. Please revise the referenced bullet to state that the Fund intends to repurchase shares, but will not commence a tender offer during the first year of the offering, and may take as long as 2 years after the effective date of the offering. Please also disclose that the Fund does not expect to repurchase more than 25% of the Fund shares in any calendar year.

Prospectus Summary — Investment Objectives and Policies (Page 1)

3.   Inasmuch as the term "senior capital" in the Fund's name suggests a particular type of investment, please disclose a policy to invest at least 80% of the Fund's assets in senior capital investments, such as securities that have priority claim ahead of all other securities of the issuer. See Rule 35d-1(a)(2) under the Investment Company Act of 1940 (the "Investment Company Act").

4.   This section provides that the Fund intends to have at least 75% of its investments in Leveraged Loans, which will generally be rated below investment grade, or would be rated below investment grade if they were rated. Please add this disclosure to the cover page of the prospectus, and include the term "junk bonds" in describing these investments.

5.   The second paragraph on page 2 of the prospectus states that the Fund intends to invest in equity tranches of collateralized loan obligations ("CLOs"). Please confirm to us that investments in equity tranches of CLOs will not be considered "senior capital" investments for purposes of the Fund's 80% policy referred to in Comment 3. Please also confirm that such investments will not be treated as qualifying assets for purposes of complying with the 70% test specified in Section 55(a) of the Investment Company Act. Also, please explain to us whether the Fund intends to consolidate the financial statements of the CLOs with the Fund's financial statements. We may have additional comments after reviewing your response.

Prospectus Summary — Investment Adviser (Page 4)

6.   The last two sentences of the fifth paragraph of this section tout the performance of an affiliated BDC for which BDCA Adviser serves as investment adviser. Please either provide us with an analysis as to why such disclosure is permitted, or delete these two sentences.

Prospectus Summary — Estimated Use of Proceeds (Page 7)

7.   The first paragraph of this section states that it may take the Fund 6 to 12 months after meeting the minimum offering requirement to invest the initial proceeds of the offering in

securities meeting the Fund's investment objective and strategy. Please disclose the reasons for this expected delay. See Guide 1 to Form N-2.

8. The second paragraph of this section states that the Fund may use the net proceeds of the offering to fund distributions to stockholders. Please describe the distribution of offering proceeds to stockholders as a return of capital, state that a return of capital is a return to investors of a portion of their original investment in the Fund, and describe the short term and long term tax implications for stockholders. Also, please disclose why the Fund's Board of Directors believes it is appropriate to make a return of capital distribution from the net proceeds of the offering.

Prospectus Summary — Risk Factors (Page 7)

9. Please provide a bullet point in this section stating that the Fund's Leveraged Loan investments will generally be rated below investment grade, or would be rated below investment grade if rated. Please also include the term "junk bonds" in this description, and describe the speculative characteristics of these investments.

Fees and Expenses (Page 13)

10. The Example shows the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to an investment in the Fund, assuming a 5% annual return. Please provide an additional line item to the Example disclosing the costs that would be incurred if the 5% return used in the Example was made up entirely of capital gains subject to the 15% incentive fee.

11. Footnote (5) to the fee table states that the management fee is calculated on the basis of gross assets. Please define gross assets in this footnote, and state whether gross assets includes the Fund's holdings of cash and cash equivalents.

Risk Factors — Risks Relating to Our Business and Structure — *We are an "emerging growth company" under the federal securities laws and will be subject to reduced public company reporting requirements.* (Page 28)

12. The third paragraph of this section states that the Fund has not yet decided whether to take advantage of any or all of the JOBS Act exemptions available to it. However, the last sentence of the first paragraph under the section "Q: Are there any JOBS Act considerations?" on page 22 of the prospectus states "[w]e have decided to take advantage of these exemptions." Please correct this inconsistency.

Risk Factors — Risks Relating to this Offering and Our Common Stock — *Certain provisions of our charter and bylaws as well as provisions of the Maryland General Corporation Law could deter takeover attempts and have an adverse impact on the value of our common stock.* (Page 44)

13.	The first paragraph in this section states that the Fund's bylaws contain a provision exempting from the Maryland Control Share Acquisition Act (the "MCSAA") all acquisitions of the Fund's shares, but also states that the Board may amend the bylaws to remove this exemption. Please also disclose in this section, and in the "Control Share Acquisitions" section on page 96 of the prospectus, that it is the position of the staff of the SEC's Division of Investment Management that if a BDC fails to opt-out of the MCSAA, it acts in a manner inconsistent with Section 18(i) of the Investment Company Act. See Boulder Total Return Fund, Inc., SEC No-Action Letter (Nov. 15, 2010).

Discussion of the Company's Expected Operating Plans — Revenues (Page 51)

14.	This paragraph states that the Fund may generate revenue in the form of fees for providing managerial assistance. In your response to this letter, please address the issue of whether it is appropriate for the managers of BDCs to obtain fee income for providing managerial assistance. The legislative history of the Small Business Investment Incentive Act of 1980 indicates that it was the intent of Congress to liberalize the treatment of venture capital investment companies to permit incentive compensation because of the managerial assistance such managers provided small businesses. BDC managers were permitted to receive incentive compensation in the form of an incentive fee (for external managers) or stock options (in the case of internal managers) to bring their expertise to fledgling or foundering companies. Please explain to us why it is appropriate for BDC managers or their affiliates to receive both incentive compensation and fees for providing the assistance that was the justification for allowance of incentive compensation in the first place.

Discussion of the Company's Expected Operating Plans — Expenses (Page 51)

15.	The penultimate bullet point in this section provides that the Fund bears fees and expenses relating to "all other expenses incurred by our Adviser in performing its obligations." Please disclose these other expenses in this bullet point.

Determination of NAV — Determinations in Connection With Offerings (Page 67)

16.	Please revise the penultimate sentence in the first paragraph of this section to state that "we intend to ensure that our NAV will **not** fall below 87.0% or exceed 88.5% of our public offering price." In addition, please delete the term "generally" from the third bullet point in the second paragraph of this section.

Also, the third paragraph of this section provides that, in determining that the Fund is not selling its shares of common stock at a price below its current net asset value, the Fund will not be required to calculate the net asset value of its common stock. Since Section 23(b) of the Investment Company Act, which applies to BDCs through Section 63 of the Investment Company Act, states that no registered closed-end company shall sell any common stock of which it is the issuer at a price below its current net asset value, "which net asset value shall be determined as of a time within forty-eight hours" prior to the date of sale of the common stock, please revise this section to comply with Section 23(b).

Management (Page 69)

17.   We note that much of the information for this section will be completed by amendment. Please ensure that the amendment provides all of the information required by Item 18 of Form N-2, including all directorships held by each director during the past five years.

Investment Advisory and Management Services Agreement — Investment Adviser Services (Page 76)

18.   The third paragraph of this section states that the Fund will enter into an Expense Support Agreement ("ESA") with the Adviser whereby the adviser may pay up to 100% of the Fund's operating expenses, and that these waived expenses are fully recoverable by the Adviser. Please disclose the terms under which the Adviser may recapture expenses waived under the ESA. For example, other BDCs with similar arrangements include both an expense ratio and distribution rate threshold that needs to be met prior to recapture of expenses by the adviser. Please also ensure that the recapture provision is disclosed wherever the ESA is discussed in the registration statement. Also, disclosures on pages 52, 85, and F-7 of the registration statement state that the Fund *intends to* enter into an expense support agreement, while disclosure in this section definitively describes the ESA "to be entered into." Please correct this inconsistency.

Finally, please add disclosure on the cover page of the prospectus regarding the Fund's ability to fund distributions with expenses waived pursuant to the ESA, and state that those waived expenses may be subject to repayment in the future, thereby reducing future distributions to which shareholders would otherwise be entitled.

Investment Advisory and Management Services Agreement — Advisory Fees — *Incentive Fees* (Page 76)

19.   Please provide a graphic representation of the calculation of the subordinated incentive fee at various hurdle rates.

GENERAL COMMENTS

20.   Please advise us whether FINRA has approved the underwriting terms of the Fund's offering.

21.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

22.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 (the "Securities Act"), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

23.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

24.   Responses to this letter should be in the form of either (i) an amended draft registration statement submitted pursuant to the JOBS Act, or (ii) a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

25.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing an amendment, please feel free to contact me at 202-551-6959.

Sincerely,

Edward P. Bartz
Senior Counsel